Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $2,200,000 Callable Quarterly CMS Spread-Linked Notes due 2029

The notes will mature on the stated maturity date (August 18, 2029).

We may redeem your notes at 100% of their face amount plus any accrued and unpaid interest on any quarterly interest payment date on or after August 18, 2015.

On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes plus accrued and unpaid interest, if any. The notes will pay interest quarterly, beginning November 18, 2014. For each of the first four interest periods, interest will be paid at a rate of 10.00% per annum. For each interest period thereafter, the amount of interest you will be paid each quarter will be based on the product of (i) 4 times (ii) the CMS spread (the difference between the 30-year CMS rate minus the 2-year CMS rate on the relevant interest determination date, which will be the second U.S. Government securities business day preceding the respective interest period) minus 0.25%, subject to the maximum interest rate of 10.00% per annum.

For each quarterly interest period after the fourth interest period, the interest rate per annum for such interest period will equal:

—	if (i) the CMS spread minus 0.25% times (ii) 4 is greater than or equal to 10.00%, the maximum interest rate of 10.00%;

—	if (i) the CMS spread minus 0.25% times (ii) 4 is less than 10.00% but greater than 0%, (i) the CMS spread minus 0.25% times (ii) 4; or

—	if the CMS spread minus 0.25% is equal to or less than 0%, 0%.

After the first four interest periods, if on any interest determination date the 30-year CMS rate does not exceed the 2-year CMS rate by more than 0.25%, you will receive no interest on your notes for such interest period, even if the CMS spread minus 0.25% on subsequent days is greater than 0%. Furthermore, after the first four interest periods, the interest rate per annum will be subject to a maximum interest rate of 10.00%.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page S-4.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $929 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date: August 18, 2014	Original issue price: 100.000% of the face amount
Underwriting discount: 3.332% of the face amount	Net proceeds to issuer: 96.668% of the face amount

In addition to offers and sales at the initial price to public, the underwriters and/or dealers may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 3032 dated August 11, 2014.

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-10. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011 as supplemented by the accompanying prospectus supplement, dated September 19, 2011, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

CMS spread: on any interest determination date, the difference of the 30-year CMS rate minus the 2-year CMS rate.

30-year CMS rate: for any interest determination date, the 30-year U.S. dollar interest rate swap rate (as described on page S-11) on such day, subject to adjustment as described elsewhere in this prospectus supplement

2-year CMS rate: for any interest determination date, the 2-year U.S. dollar interest rate swap rate (as described on page S-11) on such day, subject to adjustment as described elsewhere in this prospectus supplement

Face amount: each note will have a face amount equal to $1,000; $2,200,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Supplemental discussion of U.S. federal income tax consequences: We intend to treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, it is the opinion of Sidley Austin LLP that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments on the notes. In addition, any gain you may recognize on the sale, exchange, redemption or maturity of the notes will be taxed as ordinary interest income.

Trade date: August 11, 2014

Original issue date (settlement date): August 18, 2014

Stated maturity date: August 18, 2029, subject to our early redemption right and to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-11

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Interest payment dates: February 18, May 18, August 18 and November 18 of each year, beginning on November 18, 2014, and ending on the stated maturity date, subject to adjustments as described elsewhere in the prospectus supplement

Early redemption: we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus accrued and unpaid interest, on each interest payment date on or after August 18, 2015, subject to five business days’ prior notice

Interest rate: for the first four interest periods, the interest rate will be 10.00% per annum. For each interest period thereafter, subject to our early redemption right, the interest rate will be based upon the CMS spread on the relevant interest determination date for such interest period and will be a rate per annum equal to:

—	if (i) the CMS spread minus 0.25% times (ii) 4 is greater than or equal to the maximum interest rate: the maximum interest rate;

—	if (i) the CMS spread minus 0.25% times (ii) 4 is less than the maximum interest rate but greater than 0%: (i) the CMS spread minus 0.25% times (ii) 4; or

—	if the CMS spread minus 0.25% is equal to or less than 0%: 0%

Maximum interest rate: 10.00% per annum

Day count convention: 30/360 (ISDA)

Business day convention: following unadjusted

Regular record dates: the scheduled business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day: as described on page S-13

U.S. Government securities business day: any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities

Interest determination dates: for each interest period after the first four interest periods, the second U.S. Government securities business day preceding such interest period

Interest period: the period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period)

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38147QDL7

ISIN no.: US38147QDL77

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this prospectus supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. If Goldman, Sachs & Co. buys or sells your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this prospectus supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based in part on the relationship between the 2-year CMS rate and the 30-year CMS rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

If the CMS Spread Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the CMS spread. The CMS spread will vary during the term of the notes based on the relationship between the 2-year CMS rate and the 30-year CMS rate as well as the market’s expectation of this relationship in the future. Changes in the CMS spread may not result in a comparable change in the market value of your notes. Even if the CMS spread less 0.25% is greater than 0% during some portion of the life of the offered notes after the first four interest periods, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

Because of the long-dated maturity of your notes, the expected future performance of the CMS spread will have a greater impact on the market value of your notes than if your notes had an earlier maturity date. In particular, the expected future performance of the CMS spread may cause the market value of your notes to decrease even though the CMS spread minus 0.25% may be greater than 0% during some portion of the life of the offered notes. Moreover, expectations about the performance of the CMS spread in the future are subject to a great degree of uncertainty and may be based on assumptions about the future that may prove to be incorrect. Even if the expected future performance of the CMS spread is favorable to your notes, this uncertainty may result in market participants substantially discounting this future performance when determining the market value of your notes.

If the CMS Spread Minus 0.25% Is Less than or Equal to 0% on the Relevant Interest Determination Date for Any Interest Period After the First Four Interest Periods, No Interest Will Be Paid for that Interest Period

Because of the formula used to calculate the interest rate applicable to your notes, in the event that on the relevant interest determination date for any interest period after the first four interest periods the 30-year CMS rate does not exceed the 2-year CMS rate by more than 0.25%, no interest will be paid for such interest period, even if the CMS spread minus 0.25% on subsequent days is greater than 0%. Therefore, if the 30-year CMS rate does not exceed the 2-year CMS rate by more than 0.25%, for a prolonged period of time over the life of your notes after the first four interest periods, including interest determination dates, you will receive no interest during the affected interest periods. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Assuming circumstances where no interest payment is to be made on your notes after the fourth interest period, the present value of your notes as of the original issue date will equal the present value of a bond that pays only the coupons up to and including the fourth interest period, and with the same maturity and face amount issued by us, in each case discounted using current interest rates and credit spreads based on the discount method used by Goldman, Sachs & Co., which may be different from the methods used by others. On the original issue date such present value will be approximately 61.0581% of the face amount of your notes (you should not base any tax characterization of your notes on such present value).

The Amount of Interest Payable on Your Notes After the First Four Interest Periods Will Not Be Affected by the CMS Spread on Any Day Other Than the Interest Determination Date for the Applicable Interest Period

For each interest period after the first four interest periods, the amount of interest payable on each interest payment date is calculated based on the CMS spread on the interest determination date for the applicable interest period. Although the actual CMS spread on an interest payment date or at other times after the first four interest periods may be higher than the CMS spread on the interest determination date, you will not benefit from the CMS spread at any time other than on such interest determination date.

The Amount of Interest Payable On The Notes In Any Quarter Is Capped

For each of the first four interest periods, interest will be paid at a rate of 10.00% per annum (equal to a quarterly interest payment of $25.00 for each $1,000 face amount of notes). After the first four interest periods, the interest rate will be subject to the maximum interest rate of 10.00% per annum, which will limit the amount of interest you may receive on each interest payment date. Because of the formula used to calculate the interest rate on your notes, if (i) the CMS spread minus 0.25% times (ii) 4 is greater than or equal to 10.00% per annum, the interest rate after the first four interest periods will be capped at 10.00% per annum (equal to a maximum quarterly interest payment of $25.00 for each $1,000 face amount of notes). Thus, you will not benefit from any increases in the CMS spread minus 0.25% above 2.50%. Furthermore, since the interest rate is determined quarterly, if the interest rate for at least one interest period after the first four interest periods during any year is less than 10.00% per annum, your actual return for such year will be less than 10.00% per annum, even if the interest rate is 10.00% per annum for the remaining interest periods during such year. Thus, the notes may provide less interest income than an investment in a similar instrument.

The Historical Levels of the CMS Spread Are Not an Indication of the Future Levels of the CMS Spread

In the past, the level of the CMS spread has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS spread are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS spread is not an indication that the CMS spread is more or less likely to increase or decrease at any time after the first four interest periods, and you should not take the historical levels of the CMS spread as an indication of its future performance.

Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes

It has been reported that the U.K. Financial Conduct Authority and the U.S. Commodity Futures Trading Commission are working together to investigate potential manipulation of ISDAfix. If such manipulation occurred, it may have resulted in this rate or the quarterly difference in such rate being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAfix in light of these investigations, may result in a sudden or prolonged increase or decrease in reported ISDAfix or the quarterly difference in ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your notes, the value of your notes and any payments on your notes.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date or the date of early redemption will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date or the date of early redemption the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

—	the 30-year CMS rate and the 2-year CMS rate;

—	the volatility — i.e., the frequency and magnitude of changes — in the level of the CMS spread;

—	economic, financial, regulatory, political, military and other events that affect CMS rates generally;

—	interest rates and yield rates in the market;

—	the time remaining until your notes mature; and

—	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the CMS spread based on its historical performance. The actual performance of the CMS spread over the life of the offered notes after the first four interest periods, as well as the interest payable on each interest payment date, may bear little or no relation to the hypothetical levels of the CMS spread or to the hypothetical examples shown elsewhere in this prospectus supplement.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to the CMS spread. We also expect to adjust our hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the CMS spread, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final interest determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other rate-linked notes whose returns are linked to changes in the level of the CMS spread.

Any of these hedging or other activities may adversely affect the levels of the CMS spread and therefore the market value of your notes and the amount we will pay on your notes. In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the CMS spread on any interest determination date in certain circumstances, which we will use to determine the amount, if any, we will pay on any applicable interest payment date after the first four interest payment dates. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

On any interest payment date on or after August 18, 2015, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be anywhere between one and fifteen years.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

We Currently Expect to Treat the Notes as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

We currently expect to treat the notes as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments on the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange, redemption or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could successfully assert that your notes should be treated as variable rate debt instruments. If the notes are so treated you would include the full interest payment in ordinary income at the time you receive or accrue such interest payment, depending on your method of accounting for tax purposes. You should consult your tax advisor concerning possible further U.S. federal income tax ramifications if your notes are so treated.

Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA. This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA. The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange, redemption or maturity of your notes.

You should consult your tax advisor regarding the relevant U.S. law and other official guidance on FATCA. You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements. This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes. In addition, the withholding tax described above could apply to payments made upon the sale, exchange, redemption or maturity of the notes on or after January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes. Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts. For more information, see “Supplemental Discussion of Federal Income Tax Consequences— Foreign Account Tax Compliance Act (FATCA) Withholding” on page S-23 of this prospectus supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

—	U.S. dollars (“$”)

Form of note:

—	global form only: yes, at DTC

—	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

—	full defeasance: no

—	covenant defeasance: no

Other terms:

—	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

With respect to the offered notes that have not been redeemed, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated Maturity Date

The stated maturity date is August 18, 2029, subject to our early redemption right, unless that day is not a business day, in which case the stated maturity date will instead occur on the next succeeding business day.

Interest Payments

During the first four interest periods, the interest rate on the notes will be 10.00% per annum. For each interest period thereafter, the interest rate will be based upon the CMS spread on the relevant interest determination date for such interest period and will be a rate per annum equal to:

—	if (i) the CMS spread minus 0.25% times (ii) 4 is greater than or equal to the maximum interest rate, the maximum interest rate;

—	if (i) the CMS spread minus 0.25% times (ii) 4 is less than the maximum interest rate but greater than 0%, (i) the CMS spread minus 0.25% times (ii) 4; or

—	if the CMS spread minus 0.25% is equal to or less than 0%, 0%.

The maximum interest rate is 10.00% per annum. Based on the formula used to calculate the interest rate on your notes, you will therefore not benefit from any increases in the CMS spread minus 0.25% above 2.50%. Furthermore, if the CMS spread minus 0.25% on the relevant interest determination date for any interest period after the first four interest periods is 0% or less, no interest will be paid for such interest period.

The calculation agent will calculate the amount of interest payable on each interest payment date for the applicable interest period after the first four interest periods in the following manner. For each $1,000 face amount of your notes and for each interest period, the calculation agent will calculate the amount of interest to be paid by calculating the product of (i) the $1,000 face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 basis.

Interest, if any, will be paid on your notes on February 18, May 18, August 18 and

November 18 of each year, beginning on November 18, 2014 and ending on the stated maturity date. If an interest payment date (other than the interest payment date that falls on the stated maturity date) falls on a day that is not a business day, the payment due on such interest payment date will be postponed to the next day that is a business day; provided that interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of payment of such interest as so postponed. If the stated maturity date falls on a day that is not a business day, payment of principal and interest otherwise due on such day will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the stated maturity date.

CMS Rate

In this prospectus supplement, when we refer to the CMS rate, we mean the rate, on the applicable interest determination date, appearing on the Reuters screen ISDAFIX1 page for 30-year or 2-year index maturity, as the case may be, as of approximately 11:00 A.M., New York City time, on the relevant interest determination date. If the CMS rate cannot be determined in this manner, then:

—

The applicable CMS rate for the relevant interest determination date will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 A.M., New York City time, on any interest determination date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to thirty years or two years, as the case may be, commencing on the relevant interest determination date, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to LIBOR with a designated maturity of three months, as such rate may be determined in accordance with the provisions set forth under “Description of Notes We May Offer — Interest Rates —

LIBOR Notes” in the accompanying prospectus supplement. The calculation agent will select the five swap dealers in its sole discretion and will request the principal New York City office of each of those dealers to provide a quotation of its rate.

—	If at least three quotations are provided, the CMS rate for that interest determination date will be the arithmetic mean of the quotations described above, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

—	If fewer than three quotations are provided, the calculation agent will determine the CMS rate in its sole discretion.

CMS Spread

In this prospectus supplement, when we refer to the CMS spread, we mean, for any interest determination date, the difference of the 30-year CMS rate minus the 2-year CMS rate.

Interest Determination Dates

For each interest period after the first four interest periods, the second U.S. Government securities business day preceding such interest period.

Additional Disclosure about Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as trustee for the indenture under which the notes are being issued. Affiliates of the trustee have underwritten our securities from time to time in the past and may underwrite our securities from time to time in the future. The trustee may have to resign if a default occurs with respect to the notes within one year after any offering of our securities underwritten by an affiliate of the trustee, such as BNY Mellon Capital Markets, LLC, since the trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days. In addition, the trustee can resign for any reason with 60 days notice, and we would be required to appoint a successor trustee. If the trustee resigns following a default or for any other reason, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act. In the accompanying prospectus dated September 19, 2011 under “Our Relationship with the Trustee,” we describe certain other circumstances in which the trustee may have to resign due to a conflict of interest.

Manner of Payment

Any payment on your notes at maturity or upon redemption will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the CMS spread, the 30-year CMS rate, the 2-year CMS rate, the interest determination dates, the regular record dates, the interest payable, if any, on each interest payment date, U.S. Government securities business days, business days, postponement of the stated maturity date and the amount payable on your notes at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Early Redemption Right

We may redeem your notes, at our option, in whole but not in part, on any interest payment date on or after August 18, 2015, for an amount equal to 100% of the face amount plus any accrued and unpaid interest to, but excluding, the redemption date.

If we choose to exercise our early redemption right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving five business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following interest payment date, which we will state in the redemption notice, will be the redemption date. We will not give a redemption notice that results in a redemption date later than the stated maturity date.

If we give the holder a redemption notice, we will redeem the entire outstanding face amount of your notes as follows. On the redemption date, we will pay to the holder of record on the business day immediately preceding the redemption date, the redemption price in cash, together with any accrued and unpaid interest to, but excluding, the redemption date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

U.S. Government securities business day

When we refer to a U.S. Government securities business day with respect to your notes, we mean any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of instruments linked to CMS rates. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to CMS rates. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

—	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to CMS rates, and/or

—	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the CMS spread.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL CMS SPREADS AND HYPOTHETICAL EXAMPLES

Historical CMS Spreads

The graph set forth below illustrates the historical CMS spreads from August 11, 2004 through August 11, 2014. We obtained the CMS spreads shown in the graph from Reuters, without independent verification.

The historical CMS spreads reflected in the graph set forth below are based on actual CMS rate movements during the time period. We cannot assure you, however, that this performance will be replicated in the future or that the historical CMS spreads will serve as a reliable indicator of future performance. The CMS spread has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the CMS spread during the period shown below is not an indication that the CMS spread is more or less likely to increase or decrease at any time after the first four interest periods. See “Additional Risk Factors Specific to Your Notes — Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes” for more information relating to the 30-year CMS rate and the 2-year CMS rate.

You should not take the historical CMS spreads provided below as an indication of the future CMS spreads. We cannot give you any assurance that the future CMS spreads will result in you receiving interest payments greater than the interest payments you would have received after the first four interest payments if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the CMS spread. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could receive interest payments less than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Hypothetical Examples

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate how the hypothetical interest rates and the hypothetical interest payments would be calculated for each $1,000 face amount of notes after the first four interest payments.

The table and examples below are based on a range of CMS spreads that are entirely hypothetical; no one can predict what the CMS spread will be on any interest determination date, and no one can predict, after the first four interest periods, whether interest will be paid on your notes during any interest period. The CMS spread has been highly volatile in the past — meaning that the levels of the 30-year CMS rate and the 2-year CMS rate have changed substantially in relatively short periods — and the CMS spread cannot be predicted for any future period.

The information in the following table and examples reflects the method we will use to calculate the interest rate for a given interest period after the first four interest periods and the hypothetical interest payment on the offered notes for such interest period assuming that we have not exercised our early redemption right prior to the interest period in which such interest rate would be applicable. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as the volatility of the 30-year CMS rate and the 2-year CMS rate and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page S-4 of this prospectus supplement.

For these reasons, the actual 30-year CMS rate and the 2-year CMS rate on any interest determination date for any interest period after the first four interest periods, as well as the interest payable at each interest payment date after the first four interest payment dates, may bear little relation to the hypothetical examples shown below. For information about the CMS spreads during recent periods, see “— Historical CMS Spreads” on page S-15. Before investing in the notes, you should consult publicly available information to determine the 30-year CMS rates and the 2-year CMS rates between the date of this prospectus supplement and the date of your purchase of the notes.

The actual interest payment for any interest period after the first four interest periods will depend on the actual level of the CMS spread on each interest determination date. The applicable interest rate for each interest period will be determined quarterly on a per annum basis but will apply only to that interest period. In addition, whether or not you would receive interest at the hypothetical interest rate below would depend on whether or not we determine to exercise our early redemption right prior to the interest period in which such interest rates would be applicable. These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the CMS spread. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical 30-Year CMS Rate	Hypothetical 2-Year CMS Rate	30-Year CMS Rate Less 2- Year CMS Rate (the CMS Spread)	CMS Spread Less 0.25%	Hypothetical Interest Rate (Per Annum)	Hypothetical Quarterly Interest Payment*

0.00%	8.00%	-8.00%	-8.25%	0.00%	$0.00

3.00%	5.00%	-2.00%	-2.25%	0.00%	$0.00

5.00%	5.00%	0.00%	-0.25%	0.00%	$0.00

5.00%	4.50%	0.50%	0.25%	1.00%	$2.50

7.00%	6.00%	1.00%	0.75%	3.00%	$7.50

7.00%	4.25%	2.75%	2.50%	10.00%	$25.00

9.00%	3.00%	6.00%	5.75%	10.00%	$25.00

13.00%	2.00%	11.00%	10.75%	10.00%	$25.00

*Assumes an interest period of 90 days

The following examples illustrate how the interest rates set forth in the table above are calculated.

Example 1: Based on a hypothetical 30-year CMS rate of 3.00% and a hypothetical 2-year CMS rate of 5.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread

The CMS spread is calculated as the difference between the hypothetical 30-year CMS rate of 3.00% and the hypothetical 2-year CMS rate of 5.00%:

CMS spread = -2.00%

Step 2: Calculate the interest rate (per annum)

Because the CMS spread minus 0.25% equals -2.25%, the interest rate for the relevant interest payment date shall be zero.

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period is zero because the CMS spread times four is less than 0.00%.

Example 2: Based on a hypothetical 30-year CMS rate of 7.00% and a hypothetical 2-year CMS rate of 6.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread

The CMS spread is calculated as the difference between the hypothetical 30-year CMS rate of 7.00% and the hypothetical 2-year CMS rate of 6.00%:

7.00% - 6.00% = 1.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest period equals (i) 1.00% minus 0.25% times (ii) 4.0, subject to the maximum interest rate of 10.00% per annum, and shall be no less than zero. Given that 0.75% times 4.0 equals 3.00%, which is more than zero and less than 10.00%, the interest rate for the relevant interest payment date shall be 3.00%.

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a

30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 3.00% is $7.50 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 3.00% x 90/360 = $7.50

Example 3: Based on a hypothetical 30-year CMS rate of 9.00% and a hypothetical 2-year CMS rate of 3.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread

The CMS spread is calculated as the difference between the hypothetical 30-year CMS rate of 9.00% and the hypothetical 2-year CMS rate of 3.00%:

9.00% – 3.00% = 6.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest period equals (i) 6.00% minus 0.25% times (ii) 4.0, subject to the maximum interest rate of 10.00% per annum, and shall be no less than zero. Given that 5.75% times 4.0 equals 23.00%, which is greater than 10.00%, the interest rate for the relevant interest payment date shall be 10.00% (that is, shall be set equal to the maximum interest rate).

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 10.00% is $25.00 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 10.00% x 90/360 = $25.00

Example 4: Based on a hypothetical 30-year CMS rate of 13.00% and a hypothetical 2-year CMS rate of 2.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread

The CMS spread is calculated as the difference between the hypothetical 30-year CMS rate of 13.00% and the hypothetical 2-year CMS rate of 2.00%:

13.00% – 2.00%= 11.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest period equals (i) 11.00% minus 0.25% times (ii) 4.0, subject to the maximum interest rate of 10.00% per annum, and shall be no less than zero. Given that 10.75% times 4.0 equals 43.00%, which is greater than 10.00%, the interest rate for the relevant interest payment date shall be 10.00% (that is, shall be set equal to the maximum interest rate).

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 10.00% is $25.00 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 10.00% x 90/360 = $25.00

The payment amounts shown above are entirely hypothetical; they are based on hypothetical interest rates that may not be achieved on any interest determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-7.

We cannot predict the actual CMS spread on any interest determination date or the market value of your notes, nor can we predict the relationship between the CMS spread and the market value of your notes at any time prior to the stated maturity date and after the first four interest periods. The actual interest payment that a holder of the offered notes will receive at each interest payment date after the first four interest payment dates and the rate of return on the offered notes will depend on the actual CMS spread for each interest period after the first four interest periods, determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical example is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date and after the first four interest periods may be very different from the information reflected in the example above.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

—	a dealer in securities or currencies;

—	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

—	a bank;

—	a life insurance company;

—	a tax-exempt organization;

—	a partnership;

—	a person that owns the notes as a hedge or that is hedged against interest rate risks;

—	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

—	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

—	a citizen or resident of the United States;

—	a domestic corporation;

—	an estate whose income is subject to United States federal income tax regardless of its source; or

—	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain. We accordingly intend to treat your notes as contingent payment debt instruments for U.S. federal income tax purposes. Except as otherwise noted below under “Alternative Treatments”, the discussion below assumes that the notes will be treated as contingent payment debt instruments for tax purposes.

Under the rules governing contingent payment debt instruments, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We have determined that the comparable yield for the notes is equal to 4.3167% per annum, compounded quarterly. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
August 18, 2014 through December 31, 2014	$15.75	$15.75
January 1, 2015 through December 31, 2015	$41.35	$57.10
January 1, 2016 through December 31, 2016	$39.80	$96.90
January 1, 2017 through December 31, 2017	$39.27	$136.17
January 1, 2018 through December 31, 2018	$39.12	$175.29
January 1, 2019 through December 31, 2019	$39.13	$214.42
January 1, 2020 through December 31, 2020	$39.24	$253.66
January 1, 2021 through December 31, 2021	$39.46	$293.12
January 1, 2022 through December 31, 2022	$39.72	$332.84
January 1, 2023 through December 31, 2023	$40.01	$372.85
January 1, 2024 through December 31, 2024	$40.32	$413.17
January 1, 2025 through December 31, 2025	$40.72	$453.89
January 1, 2026 through December 31, 2026	$41.20	$495.09
January 1, 2027 through December 31, 2027	$41.73	$536.82
January 1, 2028 through December 31, 2028	$42.35	$579.17
January 1, 2029 through August 18, 2029	$27.15	$606.32

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year:	Payment on February 18	Payment on May 18	Payment on August 18	Payment on November 18
2014	N/A	N/A	N/A	$25.00
2015	$25.00	$25.00	$25.00	$18.74
2016	$17.05	$15.53	$14.28	$13.15
2017	$12.32	$11.65	$11.16	$10.71
2018	$10.41	$10.17	$9.96	$9.77
2019	$9.61	$9.45	$9.29	$9.13
2020	$8.99	$8.86	$8.78	$8.68
2021	$8.58	$8.47	$8.39	$8.31
2022	$8.32	$8.33	$8.32	$8.32
2023	$8.31	$8.28	$8.26	$8.21
2024	$8.15	$8.07	$8.00	$7.89
2025	$7.79	$7.69	$7.60	$7.52
2026	$7.45	$7.38	$7.30	$7.23
2027	$7.17	$7.11	$7.06	$7.00
2028	$6.96	$6.92	$6.91	$6.88
2029	$6.85	$6.82	$6.80	N/A

      The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon sale, exchange, redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon sale, exchange, redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes, decreased by the amount of the fixed interest payments and the projected amount of any contingent payment previously made with respect to the notes. The original issue price of your notes is equal to the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize income or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield for your notes), decreased by the amount of the fixed interest payments and the projected amount of any contingent payment previously made to you with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any income you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Alternative Treatments. It is possible that the IRS could successfully assert that the notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. If the notes are so treated, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale, exchange, redemption or maturity of your notes will be capital gain or loss. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus for a detailed description of the tax consequences of owning a variable rate debt instrument.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

—	a nonresident alien individual;

—	a foreign corporation; or

—	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements. This withholding tax could also apply to all payments made upon the sale, exchange, redemption or maturity of the notes by a non-compliant payee. In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by

FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but have U.S. owners). Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant. A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account. Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding. This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes. In addition, the withholding tax described above could apply to payments made upon the sale, exchange, redemption or maturity of the notes on or after January 1, 2017. We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts. You should consult your tax advisor regarding FATCA. You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 2.782% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on August 18, 2014, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong, the “SFO”) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) pursuant to Section 276(7) of the SFA.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Page
Summary Information	S-2
Additional Risk Factors Specific to Your Notes	S-4
Specific Terms of Your Notes	S-10
Use of Proceeds	S-14
Hedging	S-14
Historical CMS Spreads and Hypothetical Examples	S-15
Supplemental Discussion of Federal Income Tax Consequences	S-20
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-28

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$2,200,000

The Goldman Sachs

Group, Inc.

Callable Quarterly CMS Spread-Linked Notes due 2029

Goldman, Sachs & Co.